UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

OM GROUP, INC. (Exact name of registrant as specified in its charter) Delaware 001-12515 52-1736882
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)
950 Main Avenue, Suite 1300, Cleveland, Ohio 44113-7210 (Address or principal executive offices) (Zip Code)
Sue Rilley 216-781-0083 (Name and telephone number, including area code, of the person to contact in connection with this report)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
_X_ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
The description of our reasonable country of origin inquiry ("RCOI") process, the results of our inquiry, and the determination we reached as a result of our RCOI process is included in our Conflict Minerals Report attached as an exhibit to this Form SD.
A copy of the OM Group, Inc. Conflict Minerals Report is filed as Exhibit 1.02 hereto and is publicly available at www.omgi.com.
Item 1.02 Exhibits
A copy of the OM Group, Inc. Conflict Minerals Report is filed as Exhibit 1.02 hereto.
Section 2 - Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report:

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

OM Group, Inc. Registrant
By: /s/ Valerie Gentile Sachs Name: Valerie Gentile Sachs Title: Vice President, General Counsel and Secretary	Date: May 30, 2014